September 13, 2006


By facsimile to (501) 634-2648 and U.S. Mail


Mr. Louis L. Knickerbocker
Chief Executive Officer and President
RG Global Lifestyles, Inc.
30021 Tomas, Suite 200
Rancho Santa Margarita, CA 92688

Re:	RG Global Lifestyles, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed August 30, 2006
File No. 333-135966

Dear Mr. Knickerbocker:

	We reviewed the filing and have the comment below.

1. We considered your response to prior comment 1 and note that RG Global reduced the number of shares being registered for resale by selling stockholders from an aggregate of 11,911,600 to an aggregate of 5,640,000. We continue to believe that the five million shares being registered for resale by the investor group is much too substantial to be consistent with a transaction contemplated by Rule
415(a)(1)(i) of Regulation C under the Securities Act, particularly when viewed in relation to the amount of shares held by non-affiliates.

Closing

	File an amendment to the SB-2 in response to the comment. To expedite our review, RG Global may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comment. If RG
Global
thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the response to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since RG Global and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If RG Global requests acceleration of the registration statement`s effectiveness, RG Global should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve RG Global from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* RG Global may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that RG Global provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.



You may direct questions on comments and disclosure issues to Edward
M. Kelly, Senior Counsel, at (202) 551- 3728 or Christopher B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,




Pamela A. Long
					     Assistant Director

cc:	Mr. William C. Hitchcock
	Agent for Service, RG Global Lifestyles, Inc.
	4029 Westerly Place, Suite 200
	Newport Beach, CA 92660

	Scott Olson, Esq.
	251 High Drive
	Laguna Beach, CA 92651



Mr. Louis L. Knickerbocker
September 13, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE